EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

          THIS ASSET PURCHASE AGREEMENT ("Agreement") is made on August 20, 2007, by and between MANATRON, INC., a Michigan corporation ("Buyer"), and HART INTERCIVIC, INC., a Texas corporation ("Seller"). Buyer and Seller are sometimes individually referred to in this Agreement as a "Party" and collectively as the "Parties." Capitalized terms used in this Agreement and not otherwise defined are defined in Article 1 (Interpretations).

BACKGROUND

          A.          Seller provides a portfolio of industry leading products and services to state, county, and local governments. Seller groups its multiple product and service offerings within four primary areas: Records Management Business solutions, Elections solutions, Geo-content solutions and Print solutions. Seller and Buyer further agree to work with each other to pursue mutually beneficial opportunities between Buyer and Seller's Geo-content solutions business.

          B.          Seller desires to sell and Buyer desires to purchase substantially all of the assets and assume certain of the liabilities of Seller's Records Management Business (as defined below), upon and subject to the terms and conditions hereinafter set forth.

          ACCORDINGLY, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATIONS

          1.1          Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

          (a)          "Accounts Receivable" has the meaning set out in Section 3.1(w).

          (b)          "Agreement" means this agreement and all Schedules hereto and all amendments made hereto and thereto by written agreement between Seller and Buyer.

          (c)          "Assets" means the assets referred to or described in Sections 2.1 and 2.2.

          (d)          "Assumed Liabilities" has the meaning set out in Section 2.6.

          (e)          "Business Day" means a day other than a Saturday, Sunday or statutory holiday in Michigan or Texas.

          (f)          "Claims" means all losses, damages, expenses, liabilities, claims and demands of whatever nature or kind including, without limitation, all reasonable legal fees and costs.

          (g)          "Closing" has the meaning set out in Section 2.10.

          (h)          "Closing Date" has the meaning set out in Section 2.10.

          (i)          "Confidential Information" means the following as it relates exclusively to the Records Management Business, any and all of which constitute confidential information of Seller: (i) any and all trade secrets concerning the business and affairs of Seller, Seller's product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing and distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, compositions, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information) and any other information, however documented, of Seller that is a trade secret within the meaning of any applicable state trade secret law; (ii) any and all information concerning the business and affairs of Seller (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials), however documented; and (iii) any and all notes, analysis, compilations, studies, summaries, and other material prepared by or for Seller containing or based, in whole or in part, on any information included in the foregoing. Notwithstanding the forgoing, Confidential Information shall not include any information that (i) is now, or hereafter becomes, through no act or failure to act on the part of Seller, generally known or available to the public without breach of this Agreement by the receiving party; (ii) is obtained by Seller after the Closing without restriction as to use or disclosure by a third party authorized to make such disclosure; or (iii) is independently developed by Seller after the Closing without use of or reference to the Confidential Information, as shown by documents and other competent evidence in the Seller's possession.

          (j)          "Contracts" means those contracts, leases, agreements, entitlements, commitments or licenses by which Seller is bound that relate exclusively to the Records Management Business that are specifically set forth on Schedule C.

          (k)          "Environmental Law" means any federal, state, local, or foreign statute, ordinance, rule, regulation, or standard relating to air quality, water quality, solid waste management, Hazardous Materials, toxic substances, or the protection of public health or protection or remediation of the environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").

          (l)          "Environmental Permit" means any permit, consent, license, or approval, registration, certification or authorization required to have been obtained by Seller in connection with the Records Management Business under any Environmental Law.

          (m)          "Excluded Assets" means cash and bank deposits, corporate and stockholder records, personnel records and other records (including tax returns) that Seller is required by law to retain (copies of which will be provided to Buyer if permitted by applicable law, except that copies of income tax returns will not be so provided), Seller's right to the name Hart InterCivic, all rights of Seller under this Agreement and all of Seller's assets that relate to its Election solutions, Geo-content solutions and Print solutions businesses that are not included on Schedules A and B.

          (n)          "Excluded Liabilities" has the meaning set out in Section 2.7.

          (o)          "Final Purchase Price" has the meaning set out in Section 2.3.

          (p)          "Hazardous Material" means any contaminant, pollutant, or other substance defined, designated, or classified as hazardous, toxic, radioactive, or dangerous, or that is otherwise regulated by any Environmental Law.

          (q)          "Initial Purchase Price" has the meaning set out in Section 2.3.

          (r)          "Intellectual Property" has the meaning set out in Section 2.1.

          (s)          "Interim Date" means June 30, 2007.

          (t)          "Lien" means any security interest, mortgage, encumbrance, option, lien or charge of any kind, including any limitation on transfer, use, receipt of income or other exercise of any attributes of ownership of the Assets (other than Contracts), and any license for use or possession of the Assets of the Records Management Business.

          (u)          "Material Adverse Effect" means, with respect to Seller, any event, change or effect that could reasonably be expected to be materially adverse to the condition (financial or otherwise) of the Records Management Business or the Assets owned by Seller, or on the ability of Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, other than as a result of (i) changes generally adversely affecting the United States economy, (ii) performance by Seller of its obligations under this Agreement, (iii) war or the outbreak of hostilities or acts of terrorism involving, whether directly or indirectly, the United States, or (iv) changes in law or generally accepted accounting principles.

          (v)          "Net Tangible Assets" are defined as the value of tangible assets acquired less the value of tangible liabilities assumed. Tangible assets include accounts receivable, prepaid expenses, work in process, revenues greater than billings and fixed assets. Tangible liabilities include deferred support and maintenance revenue related to the Contracts, billings greater than revenue, cost to complete accruals and accrued vacation.

          (w)          "Permitted Liens" means (i) encumbrances for current taxes not yet due and payable and (ii) non-exclusive licenses to Software and Intellectual Property granted in the ordinary course of business.

          (x)          "Properties" means all real or personal property that is currently, or was previously, owned, operated, leased, or used by Seller.

          (y)          "Records Management Business" means Seller's business of providing document management and workflow automation through a suite of county deed recording software.

          (z)          "Records Management Employees" has the meaning set out in Section 9.1.

          (aa)          "Schedules" means those schedules listed in Section 1.5.

          (bb)          "Software" has the meaning set out in Section 2.1(a).

          (cc)          "Time of Closing" means midnight on the Closing Date.

          1.2          Extended Meanings. In this Agreement words importing any gender include all genders, words importing the singular number include the plural and vice versa, and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

          1.3          Accounting Principles. Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will relate to the generally accepted accounting principles from time to time approved by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board, or any successor institute, applicable as of the date on which such calculation or action is made or taken or required to be made or taken in accordance with generally accepted accounting principles.

          1.4          Currency. All references to currency herein are to lawful money of the United States.

          1.5          Schedules. The following are the Schedules attached hereto and incorporated by reference and deemed to be part hereof:

Schedule A - Net Tangible Assets
Schedule B - Software and Intellectual Property
Schedule C - Customer Listing and Contracts
Schedule D - Facilities Use Agreement
Schedule E - Records Management Employees
Schedule F - Seller Disclosure Schedule

ARTICLE 2
SALE AND PURCHASE

          2.1          Purchase and Sale of Software and Intellectual Property. Upon and subject to the terms and conditions hereof, Seller will sell, convey, assign and transfer in perpetuity to Buyer free and clear of all Liens other than Permitted Liens, and Buyer will purchase from

Seller, as of and with effect from the Time of Closing, all of the following Intellectual Property and Software used in the Records Management Business:

          (a)          all of Seller's computer programs known by the names as set out in Schedule B (excluding the category headings), including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts specifically related to the Records Management Business, and all other material related to those computer programs, all as they exist at the Time of Closing, whether under development or as currently being marketed or supported by Seller specifically with respect to the Records Management Business (the "Software");

          (b)          all other intellectual property owned by Seller and used in the Records Management Business existing as of the Time of Closing and used or currently being developed for use by Seller in connection with the Records Management Business, whether registered or unregistered (the "Intellectual Property"), including without limitation:

          (i)          Copyrights. All copyrights in the Software owned by Seller and used in the Records Management Business and all applications and registrations of such copyrights;

          (ii)          Trademarks. All trademarks, trade-names, service marks, brand names, logos or the like owned by Seller and used in the Records Management Business, including, without limitation, those listed in Schedule B, whether used in association with wares or services, and all associated goodwill and all applications, registrations, renewals, modifications and extensions of such trademarks;

          (iii)          Patents. All patents and patent applications owned by Seller that are used in the Records Management Business, including, without limitation, those listed in Schedule B, including divisional and continuation patents;

          (iv)          Name. All of Seller's rights in the product names listed in Schedule B; and

          (v)          Technology. All technology created, developed or otherwise owned by Seller in connection with the Software that is used in the Records Management Business (recognizing that this excludes interfaces used by Seller's Geo-content solutions business to integrate the Records Management software with other applications) whether or not patented or patentable and whether or not fixed in any medium whatsoever, including without limitation, all inventions, know how, techniques, processes, procedures, methods, trade secrets, research and technical data, records, formulae, designs, sketches, patterns, specifications, schematics, blue prints, flow charts or sheets, equipment and parts lists and descriptions, samples, reports, studies, findings, algorithms, instructions, guides, manuals, and plans for new or revised products and/or services.

          (c)          for greater certainty, all of Seller's rights to develop, modify, market, sell, distribute, license and install the current and any future releases of the Software and Intellectual Property as outlined in Schedule B.

          2.2          Purchase and Sale of Other Assets.

          (a)          In addition to the assets set forth in Section 2.1, upon and subject to the terms and conditions hereof, Seller will sell, convey, assign and transfer to Buyer, free and clear of all Liens other than Permitted Liens, and Buyer will purchase from Seller, as of and with effect from the Time of Closing, all of the other following tangible assets of the Records Management Business, including but not limited to the following, but excluding the Excluded Assets:

          (i)          Accounts Receivable. All accounts receivable of Seller that relate exclusively to the Records Management Business as of the Closing Date that represent valid obligations arising from sales actually made or services actually performed by Seller ("Accounts Receivable");

          (ii)          Fixed Assets. All computer equipment, licenses to off-the-shelf third-party software installed or embedded on such computer equipment (to the extent such licenses are transferable with such equipment) and other personal property owned by Seller and related exclusively to the Records Management Business, together with all express or implied warranties by manufacturers or sellers of those items, and all maintenance records, brochures, catalogues, and other documents relating to those items or to the installation or functioning of those items;

          (iii)          Inventory. All inventory of supplies and other items of Seller that relate exclusively to the Records Management Business, if any;

          (iv)          Prepaid Expenses and Deposits. All rights associated with prepayments by Seller to third parties for software, maintenance or other services to be rendered in connection with the Records Management Business subsequent to the Closing Date and all security deposits, if any; and

          (v)          Work in Process. All work in process relating exclusively to the Records Management Business.

          (b)          Intangible Assets. Seller will also sell, convey, assign and transfer to Buyer, free and clear of all Liens other than Permitted Liens, and Buyer will purchase from Seller, as of and with effect from the Time of Closing, all of the following other Intangible Assets of the Records Management Business:

          (i)          Contracts. The right, title and interest of Seller to and under all of the Contracts as detailed in Schedule C;

          (ii)          Warranty Rights. The full benefit of all representations, warranties, guarantees, indemnities, undertakings, certificates, covenants, agreements and the like and all security thereof received by Seller on the purchase or other acquisition of any part of the assets purchased under this Agreement;

          (iii)          Records. Photocopies of all books, records or files relating to the Records Management Business including, without limitation all financial, production, personnel (where allowed under applicable law), sales, customer records and tax returns;

          (iv)          Permits. All permits, licenses, and approvals and governmental authorizations relating to or maintained as part of the Records Management Business, to the extent transferable; and

          (v)          Goodwill. Any goodwill associated exclusively with the Records Management Business.

          (c)          For greater certainty, Seller hereby acknowledges that the Final Purchase Price payable by Buyer to Seller in accordance with the provisions of this Article 2 (Sale and Purchase) represents the full and final payment due to Seller from Buyer with respect to the purchase of the Assets. Seller hereby:

          (i)          surrenders all its right, title and interest in and to the Assets;

          (ii)          waives all moral rights in the Software and, to the extent applicable, other Intellectual Property; and

          (iii)          releases Buyer from any and all claims which Seller now or in the future may have with respect to the Assets.

          2.3          Purchase Price. The purchase price payable by Buyer to Seller for the Assets (the "Initial Purchase Price") will be $3,427,447 for Seller's recurring revenue from the software maintenance and support, redaction and hosting agreements billed by Seller in connection with the Records Management Business in calendar 2007, and will be increased or decreased based on the amount of Net Tangible Assets as of July 31, 2007 set forth on Schedule A (the "Preliminary Net Tangible Assets"). The adjusted purchase price shall be referred to in this Agreement as the "Final Purchase Price."

          2.4          Payment of Purchase Price. The purchase price shall be paid by Buyer in the following manner:

          (a)          Initial Payment at Closing. A certified check, bank draft or wire transfer in an amount equal to 75% of the Initial Purchase Price and shall be payable to the order of Seller at the Time of Closing and shall be applied against the Final Purchase Price (the "Initial Payment");

          (b)          Second Payment. A certified check, bank draft or wire transfer in an amount equal to 15% of the Final Purchase Price plus 7% interest per annum and shall be payable to the order of Seller on March 1, 2008 and shall be applied against the Final Purchase Price (the "Second Payment");

          (c)          Third Payment. A certified check, bank draft or wire transfer in an amount equal to the remaining unpaid portion of the Final Purchase Price and shall be payable to the order of Seller on March 1, 2008 (the "Third Payment"). The Third Payment may be decreased in the amount of any Claims arising from any of Seller's representations and warranties set forth in Section 3.1 as well as uncollected Accounts Receivable set forth in Section 2.4(f).

          (d)          Preparation of Closing Balance Sheet and Determination of Final Purchase Price. As soon as practical, but in any event, not more than thirty (30) days following the Closing Date, a partial balance sheet shall be prepared dated as of the Closing Date (the "Closing Balance Sheet"). The Closing Balance Sheet shall not reflect cash or cash equivalents or any other Excluded Assets and shall be limited to the categories of Net Tangible Assets (the "Closing Net Tangible Assets") set forth on Schedule A.

          The Closing Balance Sheet (or Amended Schedule A) shall be prepared in accordance with generally accepted accounting principles applied on a basis consistent with Seller's historic practice. Seller shall permit Buyer's designated representatives to have full reasonable access to the books of the records of Seller and shall grant Buyer's designated representatives opportunities to discuss, review and comment on any work papers generated in connection with the preparation of the Closing Balance Sheet prior to Seller's finalization, certification and delivery of the Closing Balance Sheet. If the Closing Net Tangible Assets are greater than the Preliminary Net Tangible Assets, then the Initial Purchase Price shall be adjusted upward by the amount the Closing Net Tangible Assets exceed the Preliminary Net Tangible Assets (the "Upward Adjustment"). If the Preliminary Net Tangible Assets are greater than the Closing Net Tangible Assets, then the Initial Purchase Price shall be adjusted downward by the amount the Preliminary Net Tangible Assets exceed the Closing Net Tangible Assets (the "Downward Adjustment").

          (e)          Resolution of Disputes Concerning Closing Balance Sheet. The Closing Balance Sheet shall be final, conclusive and binding on Buyer and Seller unless, within fifteen (15) days after the date that it is delivered by Seller to Buyer, Buyer shall notify Seller in writing of its objections thereto in reasonable detail. In the event of any such notification, the parties will endeavour to resolve the objections within fifteen (15) days of receipt of the notification. Should Buyer and Seller be unable to do so, the disputed matters shall be referred for decision within thirty (30) days of the original notification to Buyer to an audit partner of an accounting firm agreed upon by Buyer and Seller. Seller and Buyer shall each pay one-half of the fees and expenses incurred by the accounting firm in connection with any such proceeding. The resolution of the dispute by the agreed-upon accounting firm shall be final and binding upon the parties and may be enforced by a court of appropriate jurisdiction.

          (f)          Accounts Receivable Adjustment. In the event any Accounts Receivable, net of reserves reflected on Schedule A has not been collected by March 1, 2008, such amount may be deducted by Buyer from the Third Payment unless and until payments of such unpaid Accounts Receivable are received by Buyer, in which case the full amount of such payment shall be promptly remitted to Seller by Buyer. For a period of two years following the Closing Date, Buyer shall use all commercially reasonable efforts to collect any uncollected Accounts Receivable and shall, to the extent reasonably requested by Seller, cooperate with Seller to collect any such uncollected amounts. Buyer shall provide Seller prompt written notice, including reasonably detailed descriptions, of (i) any payments it receives in satisfaction of any Accounts Receivable and (ii) any notices it receives from any third parties relating to the payment of any Accounts Receivable.

          (g)          Payment of Purchase Price Adjustment. Within sixty (60) days after the Closing Date, Buyer shall pay to Seller (if any is required to be paid) by certified check, bank draft or wire transfer in the amount equal to 75% of the Upward Adjustment or Seller shall pay to Buyer (if any is required to be paid) by certified check, bank draft or wire transfer in the amount equal to the Downward Adjustment.

          2.5          Allocation of Purchase Price. Seller and Buyer covenant and agree with each other that the Purchase Price shall be allocated among the Assets for financial reporting and income tax purposes as agreed by Seller and Buyer. Seller and Buyer agree to cooperate in the filing of Form 8594 under the Internal Revenue Code of 1986, as amended and similar tax statutes in the United States or any other jurisdiction as may be necessary or mutually desirable to give effect to such allocation for tax purposes. In the event that Seller and Buyer are unable to agree on the allocation within thirty (30) days after the Closing, disputed matters shall be resolved in the manner set forth in the last three sentences of Section 2.4(e), substituting a "tax partner" for an "audit partner." Seller and Buyer agree to prepare and file their respective tax returns in a manner consistent with the aforesaid allocations. If either party fails to file its tax returns as aforesaid, it shall indemnify and save harmless the other of them in respect of any additional tax, interest, penalty and legal and/or accounting costs paid or incurred by the other of them as a result of the failure to file as aforesaid.

          2.6          Assumption of Obligations and Liabilities. Except as otherwise expressly provided herein, Buyer will assume, fulfill and perform only those executory obligations and liabilities of Seller that arise under the Contracts and other commitments specifically described in Schedule C that arise after the Time of Closing (the "Assumed Liabilities").

          2.7          Obligations and Liabilities Not Assumed. Except for the Assumed Liabilities, Buyer will not assume or become liable for any obligations, commitments, or liabilities of Seller whether known or unknown, absolute, fixed, or contingent, whether or not disclosed to Buyer in this Agreement, the Schedules, or otherwise, whether or not imposed upon Buyer as a successor under applicable law, and whether or not related to the Assets (the obligations and liabilities not expressly assumed by Buyer hereunder will be retained by Seller or an affiliate, as applicable, and are referred to in this Agreement as the "Excluded Liabilities"). For greater certainty and without limiting the foregoing, Buyer will not assume any obligation or liabilities of Seller to the United States Internal Revenue Service or any other taxing authority (except that property and similar ad valorem taxes will be allocated to any taxable period beginning before and ending after the Closing Date on a per diem basis, and Buyer shall be responsible for any and all sales, use, transfer value added and similar taxes ("Transfer Taxes") on the transfer of the Assets), withholding taxes, environmental matters, claims for overtime, insurance, income taxes, earned but unpaid vacation not assumed by Buyer, pre-closing accounts payable (including liabilities that have been incurred which may not have been invoiced as of the Closing Date) or other accrued expenses relating to periods prior to the Time of Closing. Seller will be solely responsible for any termination and severance costs of Seller's employees (including the Records Management Employees) that may arise on or before the Time of Closing. The party required by applicable law to file any tax return for any property taxes or Transfer Taxes (the "Filing Party") shall do so in the time and manner prescribed by applicable law, and shall pay all taxes reflected on any such tax return. Upon reasonable evidence of the amount of property taxes or Transfer Taxes owed by the other party (the "Non-Filing Party") in accordance with this Section 2.7, the Non-Filing Party shall pay or reimburse the Filing Party such amount.

          2.8          Apportionments.

          (a)          To the extent Buyer makes any payment following the Closing Date with respect to the items listed below, or items of a similar nature, Seller shall reimburse Buyer on a per diem basis to the extent such payment relates to Seller's ownership of the Assets or conduct of the Records Management Business on or prior to the Closing Date:

          (i)          rentals and other charges under leases to be transferred to or assumed by Buyer included in the Contracts; and

          (ii)          charges under maintenance and service contracts included in the Contracts and fees under licenses or permits to be transferred to or assumed by Buyer.

          (b)          To the extent Seller receives any bills or invoices for any of the items listed in Section 2.8(a) or similar items, relating to both pre-closing and post-closing periods, Seller shall promptly send such bill or invoice to Buyer, together with a check payable to Buyer for all amounts owed by Seller thereunder for periods on or prior to the Time of Closing. If necessary to avoid incurring interest, penalties, and/or late charges, Seller may pay all amounts shown to be due on any bills or invoices received by Seller relating to both pre-closing and post-closing periods, and Seller shall invoice Buyer for all amounts owed by Buyer thereunder for periods following the Closing.

          (c)          Any payments due under this Section shall be made with reasonable promptness after final determination thereof on an item-by-item basis.

          2.9          Restrictions on Assignment. Nothing contained in this Agreement shall be construed as an assignment or an attempt to assign:

          (a)          any permit to be assigned to Buyer hereunder which, as a matter of law, is not assignable without the approval of the granting body unless such approval shall have been given;

          (b)          any Contract to be assigned to Buyer hereunder which, as a matter of law, is not assignable without the consent of the other party or parties thereto unless such consent shall have been given; or

          (c)          any claim or demand thereunder or under any right of action or chose in action as to which all the remedies for the enforcement thereof enjoyed by Seller, would not, as a matter of law, pass to Buyer as an incident of the transfers to be made under this Agreement.

In order, however, that the full value of every such Contract, permit, claim and demand of the character described in items (a) through (c) above and which constitutes part of the Assets (herein referred to as the "Rights") may be realized for the benefit of Buyer, Seller will use its commercially reasonable efforts to obtain any and all consents to assignment of such contracts described in Section 2.9(b) above. Seller agrees to advise Buyer, and Buyer agrees to advise Seller, promptly in writing with respect to any Rights which they know or have reason to believe will not receive any required consent on or before December 31, 2007. In addition to Buyer's other rights under this Agreement, if consent to assignment is not obtained or if such assignment is not permitted irrespective of consent, Seller will cooperate with Buyer in any reasonable arrangement designed to provide for Buyer all benefits under such Rights, including enforcement for the benefit of Buyer of any and all rights of Seller against any other Person arising out of breach or cancellation by such other Person and including, if so requested by Buyer, acting as an agent on behalf of Buyer or as Buyer may otherwise reasonably require.

          2.10          Closing. The purchase and sale contemplated by this Agreement (the "Closing") will take place at the offices of Hart InterCivic in Austin, Texas, or at any other place mutually agreeable to the parties, on August 31, 2007, or at such other time, place, and date as will be fixed by the mutual agreement of the parties hereto. The date and time of the Closing is referred to in this Agreement as the "Closing Date" and the closing of the transaction will be deemed effective as of midnight on that date.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

          3.1          Seller's Representations and Warranties. Except as set forth in the corresponding schedule to the Seller's Disclosure Schedule attached hereto as Schedule F (the "Seller Disclosure Schedule"), Seller represents and warrants to Buyer that:

          (a)          Authority. Seller is duly incorporated, organized and subsisting under the laws of Texas. Seller has good and sufficient power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Assets to Buyer free and clear of all Liens other than Permitted Liens, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly and validly authorized and approved by all necessary legal action on the part of Seller.

          (b)          Binding Agreement. This Agreement and all other agreements, documents and instruments to be executed by Seller in connection with this Agreement constitute valid and legally binding obligations of Seller.

          (c)          No Options. There is no contract, option or any other right of another binding upon Seller to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Assets other than pursuant to the provisions of this Agreement.

          (d)          No Conflict. Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by Seller will result in the violation of:

          (i)          any of the provisions of Seller's articles of incorporation or bylaws;

          (ii)          any required board or shareholder consent or approval, or any agreement or other instrument between the shareholders of Seller, or

          (iii)          any applicable law, rule or regulation.

          (e)          Financial Statements. Seller has provided Buyer with copies of Seller's final audited balance sheets and accompanying profit and loss statements and statements of cash flows as of and for the years ended June 30, 2004, 2005 and 2006 and a preliminary unaudited balance sheet and accompanying profit and loss statement as of and for the year ended June 30, 2007 (collectively, the "Financial Statements"). The Financial Statements are, and will be as of the Closing Date, true, correct, and complete in all material respects, in accordance with Seller's books and records, accurately and fairly reflect Seller's transactions, assets, and liabilities, and present fairly Seller's financial position as of the dates indicated, in conformity with generally accepted accounting principles consistently applied.

          (f)          Interim Period. Since June 30, 2007, the Records Management Business has been carried on in its usual and ordinary course and Seller has not entered into any transaction (including any transfer or sale of assets) out of the usual and ordinary course of the Records Management Business involving individual amounts in excess of $5,000 or $10,000 in the aggregate. Since June 30, 2007, there has been no change in the operations or conditions of the Records Management Business, financial or otherwise, whether arising as a result of any legislative or regulatory change, revocation or licence or right to do business, fire, explosion, accident, casualty, labor dispute, flood, drought, riot, storm, condemnation, act of God, public force or otherwise, except changes occurring in the usual and ordinary course of business which have not had a Material Adverse Effect on the Records Management Business.

          (g)          Intellectual Property. Schedule B sets forth a full, complete and true list of the Intellectual Property that has been issued, registered or filed under the authority of any governmental authority, and specifies the jurisdictions in which such Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners, together with a list of all of the currently marketed Software products of the Records Management Business. Seller is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Liens), the Intellectual Property, and has sole and exclusive rights (and is not contractually obligated to pay any royalty to any third party in respect thereof) for the use thereof. To Seller's knowledge, there is no and has not during the three (3) year period prior to the date hereof been any unauthorized use, infringement or misappropriation of any of the Intellectual Property by any person, current or former employee or other third party.

          (h)          Software.

          (i)          All employees or contractors of Seller who contributed to the Software as detailed in Schedule B were either employees of Seller or they were contractors who assigned their intellectual property rights in such contributions to Seller pursuant to written agreements;

          (ii)          except as detailed in Schedule B, the Software neither contains nor embodies any third party software (other than third party software under Contracts listed on Schedule C and shrink-wrapped or click-through software or software that was purchased off-the-shelf or online by Seller in order to be passed through to Seller's customers), including development tools and utilities, and the Software, together with any third-party programs contained or embodied therein, contains all materials necessary for a reasonably skilled programmer to understand the Software for the purpose of the continued maintenance and development of the Software in the manner Seller conducted the Records Management Business immediately prior to the Time of Closing;

          (iii)          copies of any and all license, distribution and maintenance agreements for the third party programs identified on Schedule C have been provided by Seller to Buyer, except in respect of third party programs that are shrink-wrapped software or that were purchased off-the-shelf by Seller in order to be passed through to Seller's customers or to be used by Seller;

          (iv)          the source code for the Software has not been delivered or made available by Seller to any person (other than third party source code escrow agents and Seller's employees and contractors who are subject to a written confidentiality agreement) and Seller has not agreed to, undertaken, or in any other way promised to provide such source code to any person (other than under the conditions with respect to which it was delivered to a third party source code escrow agent) and the source code is currently stored only in Seller's premises (or at third party source code escrow agents). The sale of the Assets of Seller resulting from the transactions contemplated by this Agreement will not entitle any customer to obtain a copy of the source code for the Software;

          (v)          other than defects occurring in the usual and ordinary course of business, there are no defects in the Software as detailed on Schedule B that are known to Seller and that prevent such Software from operating substantially as described in their related documentation or specifications, with the exception that the documentation may not be fully updated to describe the current feature set. Such Software does not include any back door, trap door, Trojan horse, time bomb, software lock, worm, virus or malicious code or any other code, program, or sub program designed to erase, halt, disable, damage or otherwise interfere with the operation of such Software or any other computer system, code, program or sub program or any device, method, or token that permits any person to circumvent the normal security associated with such Software and that either has been intentionally introduced by Seller or Seller knows is present in such Software;

          (vi)          there are no contractual commitments to materially enhance or improve the Software other than those specifically set forth in the Contracts; and

          (vii)          Seller has obtained all applicable government, regulatory, technical and similar approvals with respect to the Software in all jurisdictions where the Software is sold or may otherwise be required with respect to the Software in connection with the Records Management Business as conducted immediately prior to the Time of Closing, except where the failure to obtain such approvals would not have a Material Adverse Effect on the Records Management Business.

          (i)          Contracts. The Contracts represent in each case the entire agreement of Seller and the respective parties to such contracts. All Contracts are not in default or breach and there exists no condition, event or act that, with the giving of notice or lapse of time or both, would constitute such a default or breach. All Contracts are in full force and effect without amendment thereto and Seller is entitled to all benefits thereunder, and Seller has performed all obligations required to be performed by it under the Contracts in all material respects. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give Seller or any other person or entity the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract. Seller has not given to or received from any other person or entity, at any time since January 1, 2007, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract. Since January 1, 2007, Seller has not received notice from any customer of such customer's intention to make any warranty claims in respect of the Software or to terminate any Contract with Seller. Seller has made no commitments to release or develop any updates, versions or releases of the Software except as may be provided in its customer Contracts.

          (j)          Infringement. To Seller's knowledge, the Intellectual Property does not infringe upon or violate any intellectual property right, including copyrights, patents, trade secrets or other proprietary rights, of any third party. Seller has not entered into any agreement to indemnify any other person against any charge of infringement of any of the Intellectual Property.

          (k)          Employee Relations. Seller is not a party to any collective bargaining agreement or other contract, agreement, or arrangement with any labor union or any other similar arrangement with respect to the Records Management Employees. Seller is not a party to any written or oral, express or implied, contract, agreement, or arrangement with any of the Records Management Employees with respect to length, duration, or conditions of employment (or the termination of employment), salaries, bonuses, percentage compensation, deferred compensation, health insurance, any other form of remuneration or any other topic, whatsoever. Seller has provided Buyer the following information for each Records Management Employee of Seller (including each Records Management Employee on leave or absence or layoff status): name, job title; citizenship; and current compensation paid or payable. To Seller's knowledge, no Records Management Employee of Seller has provided notice that he or she intends to terminate his or her employment. Each Records Management Employee of Seller is employed on an "at will" basis. The Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101 et seq. or another similar state, local or foreign statute or government regulation or ordinance, is either inapplicable to the transactions contemplated by this Agreement or Seller has fully complied with all of those statutes.

          (l)          Environmental Matters. (i) All activities involving Seller's conduct and operation of the Records Management Business and any condition of any Asset owned, leased or operated by Seller relating to the Records Management Business (including, without limitation, transportation and disposal of Hazardous Materials by or for Seller) currently comply and, to Seller's knowledge, at all times in the past have complied in all material respects with all applicable Environmental Permits and Environmental Laws, (ii) Seller has obtained and is in compliance in all material respects with all Environmental Permits, (iii) Neither Seller nor, to Seller's knowledge, any current or prior owner or occupant of the Properties has received any written notice alleging or stating that the operation or condition of the Properties is or has been in violation of any Environmental Permit or Environmental Laws (including, without limitation, written notice advising Seller that it is responsible for clean up of any Hazardous Materials), (iv) To Seller's knowledge, during Seller's period of ownership of the Properties and during all prior periods there have been no Hazardous Materials present upon, or that have migrated from, the Properties in violation of any Environmental Law and to Seller's knowledge, no Hazardous Materials have migrated from other properties upon, about or beneath the Properties, (v) To Seller's knowledge, there are no underground storage tanks located on the Properties, and (vi) Seller has made available to Buyer copies of any environmental reviews, audits, reports or other analyses in Sellers' possession concerning the Properties.

          (m)          Litigation. There are no actions, suits, proceedings or judgments (whether or not purportedly on behalf of Seller) pending, or to the knowledge of Seller threatened against or adversely affecting, or which could have a Material Adverse Effect on the Records Management Business or the Assets or before or by any federal, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign, whether or not insured, and which might involve the possibility of any Lien or any other right of another against the Assets.

          (n)          Orders. There are no outstanding orders, notices or similar requirements directed specifically to the Records Management Business or to the Assets issued by any building, environmental, fire, health, labor or police authorities or from any other federal, state or municipal authority including, without limitation, occupational health and safety authorities and there are no matters under discussion with any such authorities relating to such orders, notices or similar requirements.

          (o)          Taxes. Seller has filed all federal, state, local, and foreign tax returns that Seller has been or is required by law to file and those returns are complete, accurate, and correct in all respects. Seller has paid all taxes and assessments due and payable by Seller, including, without limitation, income, excise, unemployment, social security, occupation, franchise, real estate, personal property, sales, and use taxes, and all penalties and interest in respect of those taxes. Seller has withheld and paid over all federal, state, local, and foreign withholdings required by law. To the extent relevant to the Assets or to Buyer, Seller has not signed any extension with any taxing authority concerning any tax liability and no disputed tax matters exist for any prior periods. To the extent relevant to the Assets or to Buyer, Seller has not received notice of the existence of any fact that would constitute grounds for the assessment of any further tax liability with respect to any periods that have not been audited by the Internal Revenue Service or any state, local, or foreign tax authority, and Seller has no knowledge of the existence of any such fact.

          (p)          No Encumbrances. Seller is the owner of the Intellectual Property and the other Assets with a good and marketable title, free and clear of all Liens.

          (q)          Guarantees. Seller is not a party to or bound by any guarantee, indemnification, surety or similar obligation pertaining exclusively to the Records Management Business.

          (r)          No Royalties. Seller is not a party to or bound by any contract or commitment to pay any royalty, licence fee or management fee pertaining to the Records Management Business.

          (s)          Compliance With Rules. The Records Management Business has been conducted in compliance with all applicable laws, rules, regulations, notices, approvals and orders of the United States and each state or country in which Seller conducts business, except where any such non-compliance would not have a Material Adverse Effect. Seller is duly licensed, registered, qualified or incorporated in such states, to carry on its business as now conducted and to own its Assets, and all such licenses, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect on the operation of the Records Management Business or which may be materially affected by the completion of the transactions contemplated hereby.

          (t)          Internal Software Use Compliance. Seller has licenses sufficient for Seller's actual use in the operation of the Records Management Business for third party software products used and installed on its employee systems and network hardware that are among the Assets.

          (u)          No Brokers. Seller has not engaged any broker or finder in connection with the transactions contemplated by this Agreement, and no person or entity is entitled to any fee or other compensation with respect to this Agreement or the transactions it contemplates.

          (v)          Full Disclosure. No representation or warranty of Seller in this Agreement contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein, in light of the circumstances under which made, not misleading. Seller has disclosed to Buyer all events, conditions or facts related to the Records Management Business and known to Seller which materially affect the condition (financial or otherwise) of the Records Management Business.

          (w)          Accounts Receivable. All accounts receivable of Seller reflected in Schedule A (collectively, the "Accounts Receivable") represent valid obligations arising from sales actually made or services actually performed by Seller. The Accounts Receivable will be current and, to Seller's knowledge, collectible, and each of the Accounts Receivable, net of reserves will be collected in full, without any set-off.

          (x)          Product and Service Warranties and Liabilities. There are no claims outstanding to return products by reason of alleged overshipments, defective merchandise, or otherwise, and there is no proceeding pending or to Seller's knowledge threatened against the Records Management Business under any product warranty nor, to Seller's knowledge, is there any basis upon which any claim could validly be made.

          (y)          Customers and Suppliers; Certain Relationships. To Seller's knowledge, the relationships with the ten largest customers and suppliers of the Records Management Business are commercially sound, there has not been any material adverse change or development in the business relationship with such customers or suppliers, and such a material adverse change or development could not reasonably be anticipated as a result of the consummation of the transactions contemplated by this Agreement. Neither Seller nor any of its affiliates is an owner, shareholder, creditor or agent of, or consultant or lender to, any person engaged in a business that acts as a supplier of any goods or services to the Records Management Business or any part of which is in actual or potential competition with the Records Management Business.

          (z)          Certain Payments. Neither Seller nor any agent or employee of Seller, or to Seller's knowledge, any other person or entity associated with or acting for or on behalf of Seller, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person or entity, private or public, regardless of form, whether in money, property, or services exclusively for one or any combination of the following purposes: (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Seller or any affiliate of Seller, or (iv) in violation of any legal requirement; or (b) established or maintained any fund or asset that has not been recorded in the books and records of Seller.

          3.2          Survival of Representations, Warranties and Covenants of Seller.

          (a)          The representations and warranties of Seller set forth in this Agreement will survive the Closing Date and, notwithstanding such completion, will continue in full force and effect for the benefit of Buyer:

          (i)          in the case of the representations and warranties in Sections 3.1(a), (b), (p) and (u) forever;

          (ii)          in the case of the representations and warranties in Sections 3.1(g), (h) and (j) five years from the Closing Date; and

          (iii)          in the case of all other representations and warranties of Seller other than those referred to in clauses (i) and (ii) hereof, for a period of two years from the Closing Date.

No investigations made by or on behalf of Buyer at any time, nor any disclosure of information made to Buyer (except as set out in this Agreement and the Schedules hereto), shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by Seller.

          (b)          The covenants of Seller set forth in this Agreement (other than the covenant set forth in Section 4.1(b) with respect to representations and warranties being true at the Time of Closing) will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of Buyer forever unless specifically limited under the terms of this Agreement.

          3.3          Buyer's Representations and Warranties. Buyer represents and warrants to Seller that:

          (a)          Buyer is a public company, duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation;

          (b)          Buyer has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by it contemplated hereunder, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly and validly authorized and approved by all necessary legal action;

          (c)          This Agreement constitutes a valid and legally binding obligation of Buyer, enforceable to the extent of the rights, interests and obligations as set forth herein, in accordance with its terms; and

          (d)          Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by Buyer will result in the violation of:

          (i)          any of the provisions of its charter documents or bylaws,

          (ii)          any agreement or other instrument to which it is a party or by which it is bound, or

          (iii)          any applicable law, rule or regulation.

          (e)          No agent, broker, investment banker, financial advisor or other firm or person is entitled to any brokerage, finder's financial advisor's or other similar fee or commission for which Seller or any affiliate of Seller could become liable in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of Buyer or any of its affiliates.

          (f)          There are no actions pending or, to the knowledge of Buyer, threatened in writing that relate to this Agreement or any other document entered into in connection herewith.

          (g)          Buyer has not (i) instituted proceedings under any bankruptcy or similar law or similar statute, (ii) had a bankruptcy proceeding filed against it, (iii) filed a petition or answer of consent seeking reorganization under any bankruptcy or any similar law or similar statute, (iv) consented to the filing of any such petition, (v) had appointed a custodian of it or any of its assets or property, (vi) made a general assignment for the benefit of creditors, (vii) admitted in writing its inability to pay its debts generally as they become due, (viii) become insolvent, (ix) failed generally to pay its debts as they become due, (x) had unreasonably small assets in relation to its business or (xi) taken any action under any of its organizational documents in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing.

          (h)          The occurrence of the Closing and the transactions contemplated by this Agreement, before and after Closing, shall not cause Buyer to, and as a result of the transactions contemplated by this Agreement, Buyer shall not be required to, take any of the actions described in subsection 3.3(g) above.

          3.4          Survival of Buyer's Representations, Warranties and Covenants.

          (a)          The representations and warranties of Buyer set forth in this Agreement will survive the completion of the sale of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of Seller:

          (i)           in the case of the representations and warranties in Section 3.3(a), (b) and (c) forever;

          (ii)          in the case of all other representations and warranties of Buyer other than those referred to in clause (i) hereof, for a period of two years from the Closing Date.

          (b)          The covenants of Buyer set forth in this Agreement (other than the covenant set forth in Section 4.2(b) with respect to representations and warranties being true at the Time of Closing) will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of Seller in accordance with the terms forever unless specifically limited under the terms of this Agreement.

ARTICLE 4
COVENANTS; INDEMNIFICATION

          4.1          Covenants of Seller.

          (a)          In addition to the other indemnities provided by Seller herein and subject to subsection 4.1(g), Seller shall indemnify, save, hold harmless, discharge and release Buyer from and against any and all Claims arising from or based on:

          (i)          subject to Section 3.2(a), any breach in any representation, warranty or covenant made by Seller in this Agreement or any other agreement to be entered into in connection with the transactions contemplated hereby or any certificates delivered or to be delivered by or on behalf of Seller pursuant to the terms of this Agreement (collectively, the "Seller's Documents");

          (ii)          any breach of any covenant of Seller set forth in this Agreement or in Seller's Documents.

          (iii)          any Excluded Liabilities;

          (iv)          any failure to comply with any applicable bulk sale transfer laws or similar laws, and any claims against Buyer by creditors of Seller or any affiliate (except with respect to the Assumed Liabilities);

          (v)          any Claims of any employees for unpaid wages or compensation or accrued and unpaid vacation pay, or Claims respecting unpaid employer contributions (if any) including without limitation to worker's safety insurance, pension premiums and other source deductions or employment benefits respecting the employment of such employees by Seller prior to the Time of Closing and any and all costs incurred by Buyer in the event of a determination by any governmental authority or court that Buyer is responsible for employer obligations prior to the Time of Closing;

          (vi)          any failure on the part of Seller to obtain, on or before January 31, 2008, from the parties to all Contracts any required consent to the assignment of Seller's interest in the Contracts to Buyer that results in a material adverse effect on the Records Management Business; or

          (vii)          the enforcement of indemnification rights under this Section 4.1.

          (b)          Notwithstanding the provisions of Section 4.1(a) above, Seller will not have any liability under Section 4.1(a)(i) or (vi) unless and until the aggregate of all Claims, for which Seller would, but for this provision, be liable exceeds on a cumulative basis a dollar amount equal to $100,000 (the "Basket"); provided, however, that once the Basket is reached, Seller shall be responsible for indemnifying Buyer from Dollar One.

          (c)          Seller will ensure that the representations and warranties of Seller are true and correct at the Time of Closing and that the conditions of closing for the benefit of Buyer have been performed or complied with by the Time of Closing.

          (d)          Seller will continue to be responsible for and will discharge all obligations and liabilities for wages, severance or termination of employment including vacation pay, accrued to the Time of Closing in respect of all Records Management Employees.

          (e)          Seller will indemnify and save harmless Buyer from and against all Claims for any commission or other remuneration payable or alleged to be payable to any person in respect of the sale and purchase of the Assets, whether such person purports to act or have acted for Seller in connection with the sale of the Records Management Business.

          (f)          Prior to the Closing, Buyer may conduct an inventory appraisal of the Intangible Assets. Seller will provide Buyer and its representatives full and free access to the Intangible Assets and the Records Management Business, including the personnel, properties, contracts, books and records and other documents and data of the Records Management Business as Buyer may reasonably request, for the purpose of conducting such inventory appraisal, in each case to the extent feasible without unreasonable disruption of the Records Management Business during normal business hours. Notwithstanding any provision of this Agreement to the contrary, the parties agree that the inventory appraisal may not be used by Buyer as a basis for asserting that any condition to Buyer's obligations set forth in this Agreement has not been satisfied.

          (g)          In no event shall Seller be liable to Buyer for any Claims, or otherwise pursuant to Section 4.1(a)(i) or Section 4.1(a)(vi), in excess of an amount equal to the aggregate of the Second Payment and the Third Payment, as adjusted in accordance with Section 2.4(f) (the "Cap"). Notwithstanding the foregoing, the Cap shall not apply to any Claims based on Seller's representations and warranties in Section 3.1(a) (Authority), Section 3.1(p) (No Encumbrances) and Section 3.1(o) (Taxes).

          (h)          If Buyer concludes that it is necessary and desirable for securities law compliance and disclosure purposes to include audited financial statements of Seller in one or more of Buyer's securities filings, then Seller agrees to provide any reasonably requested audited financial statements to Buyer. Buyer agrees to reimburse Seller for 50% of Seller's documented, reasonable out-of-pocket expenses paid to its outside independent accounting firm that directly relate to the preparation of the required financial statements.

          4.2          Covenants of Buyer.

          (a)          In addition to the other indemnities provided by Buyer herein, Buyer shall indemnify, save, hold harmless, discharge and release Seller from and against any and all Claims arising from or based on:

          (i)          subject to subsection 3.4(a), any inaccuracy in any representation or warranty made by Buyer in this Agreement or any other agreement to be entered into in connection with the transactions contemplated hereby or any certificates delivered or to be delivered by or on behalf of Buyer pursuant to the terms of this Agreement (collectively, the "Buyer's Documents"); and

          (ii)          any breach of any covenant of Buyer set forth in this Agreement or in Buyer's Documents.

          (b)          Buyer will ensure that the representations and warranties of Buyer are true and correct at the Time of Closing and that the conditions of closing for the benefit of Seller have been performed or complied with by the Time of Closing.

          (c)          Buyer will indemnify and save harmless Seller from and against all Claims for any commission or other remuneration payable or alleged to be payable to any person in respect of the sale and purchase of the Assets, whether such person purports to act or have acted for Buyer in connection with the sale of the Records Management Business.

          (d)          Buyer agrees to reimburse Seller for 50% of Seller's documented, reasonable out-of-pocket expenses paid to its outside independent accounting firm that directly relate to the preparation of financial statements in accordance with Section 4.1(h).

          4.3          Notice; Right to Defend. Each party shall give prompt written notice to the other of the assertion or commencement of any Claim in respect of which indemnity is or may be sought hereunder, other than Claims in which the parties are litigating claims against each other. The indemnifying party shall have the right and obligation to assume the defense or settlement of any third-party Claim in respect of which it is obligated to provide indemnity hereunder; provided, however, that the indemnifying party shall not settle or compromise any such Claim without the indemnified party's prior written consent thereto, unless the terms of such settlement or compromise discharge and release the indemnified party from any and all liabilities and obligations thereunder. Notwithstanding the foregoing: (i) the indemnified party at all times shall have the right, at its option and expense, to participate fully in the defense or settlement of such Claim; and (ii) if the indemnifying party does not proceed diligently to defend or settle such Claim within 30 days after its receipt of notice of the assertion or commencement thereof, then (a) the indemnified party shall have the right, but not the obligation, to undertake the defense or settlement of such Claim for the account and at the risk of the indemnifying party, and (b) the indemnifying party shall be bound by any defense or settlement that the indemnified party may make as to such Claim. Each party shall cooperate fully in defending or settling any third-party

Claim, and the defending or settling party shall have reasonable access to the books and records and personnel of the other party that are relevant to such Claim.

          4.4          Resolution of Disputes.

          (a)          Other than with regard to Article 6 (Confidential Information; Non-Competition) Section 2.4(e) (Resolution of Disputes Concerning Closing Balance Sheet) and Section 2.5 (Allocation of Purchase Price) hereof, with respect to any other dispute or disagreement hereunder, either party may initiate negotiations by providing written notice to the other party, setting forth the subject of the dispute and the relief requested. The recipient shall respond in writing within ten days of receipt with its position and recommended solution to the dispute. If the dispute is not resolved by this exchange of correspondence, then representatives of each party with full settlement authority shall meet at a mutually agreeable time and place within 30 days of the date of the initial notice, to attempt to resolve the dispute. If the dispute has not been resolved by negotiation as provided herein within 30 days from receipt of the initial notice, the parties shall attempt to settle the dispute through mediation under the Commercial Mediation Rules of the American Arbitration Association, or its successor, in effect on the date of this Agreement. The parties shall jointly appoint a mutually acceptable mediator. If the dispute is not resolved by mediation within 60 days after the filing of this request for mediation, either party may request arbitration as set forth herein.

          (b)          Subject to Section 4.4(k) hereof, any controversy or claim arising out of or relating to this Agreement or the breach hereof involving only a claim as between the parties hereto, shall be settled by arbitration in accordance with commercial rules of the American Arbitration Association ("AAA"). Arbitration proceedings conducted pursuant to this Section 4.4 shall be held in St. Louis, Missouri or such other location as the parties may agree.

          (c)          Arbitrations shall be conducted by a single arbitrator (the "Arbitrator") selected by the parties from a list of arbitrators maintained in the office of the AAA in Missouri. The Arbitrator must be a person experienced in corporate law or the law of mergers and acquisitions and must have served as an arbitrator in at least one prior commercial arbitration involving primarily questions of commercial or corporate law conducted under the AAA rules. The Arbitrator may not be a person who ever has been an affiliate of or attorney for any party or for any of their respective affiliates.

          (d)          The parties shall allow and participate in discovery in accordance with the Federal Rules of Civil Procedure for a period of 90 days after the filing of an answer or other responsive pleading. Unresolved discovery disputes may be brought to the attention of the Arbitrator for resolution.

          (e)          Any provisional remedy that would be available from a court of law shall be available from the Arbitrator to the parties pending arbitration. Any party may, without inconsistency with the Agreement, apply to any court of proper jurisdiction and seek injunctive relief to maintain the status quo until the arbitration award is rendered or the controversy is otherwise resolved.

          (f)          The Arbitrator's award shall be made in writing and shall make written findings of fact and conclusions of law. The Arbitrator shall have no authority to award punitive or other damages not measured by the prevailing party's actual damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement. Judgment on any arbitration award may be entered by the Arbitrator or by any party in any court having jurisdiction thereof. No party or Arbitrator may disclose the existence, content, or results of any arbitration or arbitration award without the prior written consent of both parties except to the extent necessary to enter and enforce a judgment based upon such an award.

          (g)          The award of the Arbitrator shall be final and not subject to appeal. Each party hereby waives the benefit of any applicable law which would permit it to appeal the decision of the Arbitrator to any court or other authority.

          (h)          All fees and expenses of the arbitration shall be borne by the parties equally. However, each party shall bear the expense of its own counsel, experts, witnesses, and preparation and presentation of proofs. Notwithstanding the foregoing, the Arbitrator shall be entitled to tax and assess costs against any party (including the fees of attorneys and arbitrators) to the extent that the Arbitrator finds that such party's claim or any portion thereof was unreasonable, speculative or primarily for the purpose of delaying the exercise of rights by the prevailing party.

          (i)          The Arbitrator may apportion the costs of the arbitration, including the reasonable fees and disbursements of the Arbitrator and the legal costs and disbursements of the parties, between or among the parties in such manner as the Arbitrator considers reasonable. In determining the allocation of these costs, the Arbitrator will invite submissions as to costs and may consider, among other things, any offer of settlement made by any party during the course of the arbitration.

          (j)          The provisions of this Section 4.4 shall survive termination of this Agreement. Any dispute regarding the applicability of this Section 4.4 to a particular claim or controversy shall be arbitrated as provided in this Section 4.4.

          (k)          The provisions of this Section 4.4 shall not apply to matters relating, in whole or in part to Article 8 (Confidential Information; Non-Competition).

          4.5          Transfer of Possession. This Agreement shall operate, without further act or formality, as a transfer to Buyer for all purposes as at the Time of Closing of all the property and rights transferred and acquired hereunder. Seller shall forthwith and from time to time hereafter execute and deliver to Buyer all deeds, transfers, assignments and other instruments in writing and further assurances as Buyer or its counsel shall reasonably require from Seller to effectuate such acquisition and transfer; and, for greater certainty, Seller shall hold all of the property and rights transferred and acquired hereunder, to the extent that the same shall not have been effectually transferred to or pursuant to this Agreement, in trust for and as the property of Buyer pending effective transfer thereof.

ARTICLE 5
CONDITIONS TO OBLIGATION TO CLOSE

          5.1          Conditions to Obligation of Buyer. Buyer's obligation to consummate the transactions contemplated by this Agreement and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

          (a)          Representations and Warranties. The representations and warranties set forth in Article 3 (Representations and Warranties), individually and collectively, must have been accurate as of the date of this Agreement and must be accurate as of the Closing Date as if made on the Closing Date. The parties agree (for the purposes of this Section 5.1(a) only) that Seller will not have breached its representation and warranty in Section 3.1(y) (Customers and Suppliers; Certain Relationships) in the event that (i) there occurs the loss of, or circumstances exist that could reasonably be expected to result in a loss of, less than 25% of Seller's customers or (ii) a material adverse change or development in the business relationship occurs in regards to three or less of Seller's ten largest customers as a result of the announcement of the transaction contemplated by this Agreement;

          (b)          Covenants. Seller must have performed and complied with all of its covenants and obligations under this Agreement;

          (c)          Bring-Down Certificate. Seller must have delivered to Buyer in a form reasonably acceptable: (a) a certificate dated as of the Closing Date certifying that the conditions set forth in Sections 5.1(a) (Representations and Warranties) and 5.1(b) (Covenants) have been satisfied; and (b) such other certificates, instruments or documents as Buyer may reasonably request; and

          (d)          No Proceeding. There must not be any proceeding or order pending or threatened or any legal Requirement in effect that would prevent the consummation of any of the transactions contemplated by this Agreement or that could result in a material adverse event against Buyer or the Records Management Business if the transactions contemplated by this Agreement were consummated.

          5.2          Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement and to take the other actions required to be taken by such party at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

          (a)          Representations and Warranties. The representations and warranties set forth in Article 3 (Representations and Warranties of Buyer), individually and collectively, must have been accurate as of the date of this Agreement and must be accurate as of the Closing Date as if made on the Closing Date;

          (b)          Covenants. Buyer must have performed and complied with all of its covenants and obligations under this Agreement;

          (c)          Bring-Down Certificate. Buyer must have delivered to Seller in form reasonably acceptable: (a) a certificate dated as of the Closing Date certifying that the conditions set forth in Sections 5.2(a) (Representations and Warranties) and 5.2(b) (Covenants) have been satisfied; and (b) such other certificates, instruments or documents as Seller may reasonably request; and

          (d)          No Proceeding. There must not be any proceeding or order pending or threatened or any legal requirement enacted since the date of this Agreement that would prevent the consummation of any of the transactions contemplated by this Agreement.

ARTICLE 6
TERMINATION

          6.1          Termination Events. This Agreement may be terminated by the mutual consent of Buyer and Seller or by notice given before or at the Closing:

          (a)          Breach. By Seller or Buyer if a material breach of any provision of this Agreement has been committed by the other party and the breach has not been waived or cured within ten business days following notice of the breach;

          (b)          Buyer's Conditions. By Buyer if satisfaction of any of the conditions set forth in Section 5.1 (Conditions to Obligation of Buyer) are or become impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived the condition on or before the Closing Date;

          (c)          Seller's Conditions. By Seller if satisfaction of any of the conditions set forth in Section 5.2 (Conditions to Obligation of Seller) are or become impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived the condition on or before the Closing Date; or

          (d)          Upset Date. By Buyer or Seller if the Closing has not occurred (other than through the failure of the party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before September 30, 2007 (subject to extensions expressly provided in this Agreement), or such later date as Seller and Buyer may agree.

          6.2          Effect of Termination. Each party's right of termination under Section 6.1 (Termination Events) is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 6.1 (Termination Events), all further obligations of the parties under this Agreement will terminate. If this Agreement is terminated by a party because of a breach of the Agreement by another party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of another party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive termination unimpaired.

ARTICLE 7
DELIVERIES AT CLOSING

          7.1          Deliveries by Seller.

          (a)          a Bill of Sale that is sufficient to transfer to Buyer title to the Assets, Software and Intellectual Property in accordance with this Agreement in a form mutually agreed upon by the parties;

          (b)          written consents of third parties and governmental entities, if necessary, with respect to the transfer of the Assets to Buyer;

          (c)          an Assignment and Assumption Agreement that is sufficient for the assignment of the Contracts and assumption of the Assumed Liabilities in a form mutually agreed upon by the parties (the "Assignment and Assumption Agreement");

          (d)          an Assignment of all trademarks and copyrights among the Assets;

          (e)          a Facilities Use Agreement between Buyer and Seller in the form of attached Schedule D (the "Facilities Use Agreement") that allows Seller through December 31, 2007 to enter upon and have access to Seller's facility located at 15500 Wells Port Drive, Austin, Texas to operate the Records Management Business;

          (f)          shareholder and director resolutions of Seller authorizing and approving the transactions contemplated by this Agreement;

          (g)          a certificate of fact with respect to Seller, issued by the Secretary of State of the State of Texas, and a certificate of account status, issued by the Comptroller of the State of Texas, each dated within 10 days of Closing;

          (h)          amendments to any and all financing statements that relate to the Assets, which delete the Assets from such financing statement; and

          (i)          such certificates or other instruments of Seller as Buyer or Buyer's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement have been performed or complied with by Seller at or prior to the Time of Closing and that the representations and warranties of Seller herein given are true and correct at the Time of Closing.

          7.2          Deliveries by Buyer.

          (a)          the Initial Payment;

          (b)          the Assignment and Assumption Agreement;

          (c)          the Facilities Use Agreement; and

          (d)          such certificates or other instruments of Buyer as Seller or Seller's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement have been performed or complied with by Buyer at or prior to the Time of Closing and that the representations and warranties of Buyer herein given are true and correct at the Time of Closing.

ARTICLE 8
CONFIDENTIAL INFORMATION; NON-COMPETITION

          (a)          Confidential Information. Seller acknowledges and agrees that all Confidential Information known or obtained by it, whether before or after the Closing Date, is the property of Seller that was sold to Buyer as part of the Assets. Therefore, Seller agrees that it will not, at any time, disclose to any unauthorized persons of any Confidential Information and will not use for its own account or for the benefit of any third party any Confidential Information, without Buyer's written consent. In the event the Seller is required by law or a valid and effective subpoena or order issued by either a court of competent jurisdiction or a governmental body to disclose any of the Confidential Information, Seller shall promptly notify Buyer in writing of the existence, terms, and circumstances surrounding such required disclosure so that Buyer may seek a protective order or other appropriate relief from the proper authority. Seller shall cooperate with the Buyer in seeking such order or other relief. If Seller is nonetheless required to disclose Confidential Information, it will furnish only that portion of the Confidential Information that is legally required and will exercise all reasonable efforts to obtain reliable assurances that such Confidential Information will be treated confidentially to the extent possible.

          (b)          Noncompetition. Buyer and Seller agree that for a period of five (5) years from the Closing Date:

          (i)          Seller will not, directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be associated with, or in any manner connected with, or render services or advice to, any business whose products or activities compete in whole or in part with the products or activities of the Records Management Business or the Assets purchased by Buyer anywhere within the United States. This provision shall not prohibit Seller from working with other providers of Records Management solutions to further its Geo-content solutions sales. Seller shall also be permitted to provide preservation, recreation and conservation services by its Print solutions group and backfile conversion work in association with these projects. Seller agrees that this covenant is reasonable with respect to its duration, geographical area, and scope.

          (ii)          In the event of a breach by Seller of any covenant set forth in Section 8(b) of this Agreement, the term of such covenant will be extended by the period of the duration of such breach;

          (iii)          Seller will not induce or attempt to influence any employee of Buyer to terminate employment;

          (iv)          Buyer will not induce or attempt to influence any employee of Seller, other than the Records Management Employees (as contemplated by this Agreement), to terminate employment; and

          (v)          Seller will not, at any time during or after the five year period, disparage Buyer or any of its subsidiaries, shareholders, directors, officers, employees, or agents.

ARTICLE 9
GENERAL

          9.1          Employees. On or promptly after the Closing Date, Buyer shall offer employment to each employee of Seller's Records Management Business set forth on Schedule E (the "Records Management Employees"). With respect to any Records Management Employee of Seller hired by Buyer, such employee shall be deemed a "new hire" of Buyer and Buyer shall not assume, honor, or be obligated to perform, and Seller shall remain solely responsible for, any duties, responsibilities, commitments, or obligations of Seller with respect to any qualified or non-qualified employee benefit plan presently maintained by Seller or for the benefit of Seller's employees or any contract or commitment concerning any of Seller's employees, except contracts or commitments (if any) specifically included in the Assumed Liabilities. The terms and conditions of employment offered by Buyer to any Records Management Employee shall be determined by Buyer in Buyer's sole discretion, but will be substantially similar to those existing on the Closing Date (a) between Seller and the Records Management Employee or (b) between Buyer and Buyer's employees in similar positions. Seller shall retain full responsibility for any worker's compensation claims arising out of an accident, injury or illness alleged to have occurred on or before the Closing, whether asserted prior to or after Closing, with respect to any of its employees, past or present.

          9.2          Further Assurances. Seller and Buyer will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

          9.3          Fees; Expenses. Each party hereto shall bear its own legal, accounting, due diligence, taxes and out-of-pocket costs and expenses incurred by each party hereto in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto.

          9.4          Benefit of the Agreement. This Agreement will inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement, this Agreement being for the exclusive benefit of the parties and their respective heirs, legal representatives, successors, and assigns

          9.5          Entire Agreement. This Agreement and the schedules hereto constitute the entire agreement between the parties hereto with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements (including the letter of intent) between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement or the schedules hereto.

          9.6          Amendments and Waivers. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived. If so assigned, Buyer hereby guarantees the prompt payment and performance of all obligations that have been assigned.

          9.7          Assignment. This Agreement may not be assigned by Seller without the written consent of Buyer but may be assigned by Buyer without the consent of Seller to an affiliate of Buyer, provided that such affiliate enters into a written agreement with the other parties to be bound by the provisions of this Agreement in all respects and to the same extent as Buyer is bound.

          9.8          Notices. Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To Buyer:	with a copy, which shall not constitute
notice, to:

c/o Manatron, Inc.	Warner, Norcross & Judd
510 East Milham	900 Fifth Third Center
Portage, Michigan 49002	111 Lyon Street, NW
Attention: Paul Sylvester, CEO	Grand Rapids, Michigan 49503
Facsimile No.: 269-567-2930	Attention: Stephen C. Waterbury
Facsimile No.: 616-222-2137

To Seller:	with a copy, which shall not constitute
notice, to:

Hart InterCivic, Inc.	Wilson Sonsini Goodrich & Rosati
15500 Wells Port Drive	8911 N. Capital of Texas Hwy, Suite 3350
Austin, Texas 78728	Austin, Texas 78759
Attention: Ted Simmonds	Attention: Brian Beard
Facsimile No: (512) 252-6466	Facsimile No.: (512) 338-5499

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

          9.9          Counterparts. This Agreement may be executed by the parties in separate counterparts each of which when so executed and delivered (by facsimile transmission or otherwise) shall be an original, but all such counterparts shall together constitute one and the same instrument, provided, however, that this obligation shall not affect nor delay Buyer's obligations to disclose the transactions contemplated by this Agreement in accordance with any requirements of the Securities and Exchange Commission or the Nasdaq Global Market.

          9.10          Announcements. All announcements, public notices and any other communication regarding this Agreement and the transactions contemplated hereby to be made by Seller or Buyer must be mutually agreed by Seller and Buyer prior to such announcement, public notice or communication.

          9.11          Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the State of Texas applicable therein without regard to its laws of conflict. The parties hereto hereby agree to submit to the non-exclusive jurisdiction of the courts of the State of Texas. The parties further agree that venue will be proper in such courts, and further agree to waive removal of any action, suit or proceeding to the courts of any other jurisdiction.

* * *

          The parties have executed this Agreement as of the first date set forth above.

MANATRON, INC.

By:	/s/ Paul Sylvester
Paul Sylvester
Chief Executive Officer

HART INTERCIVIC, INC.

By:	/s/ David Hart

Its:	Chairman